Exhibit 99.1

ABENGOA

Evolution of the Business

First Nine Months 2014

 (January-September)

Results Q3 14 (Jan-Sep)

1. Key Figures

Financial Figures

•                  Revenues increased by 0.1% to €5,237 M compared to the same period of in 2013.

•                  Ebitda increased by 24.54% to €1,071 M compared to the same period the previous year.

Consolidated P&L (€M)	9m 2014	Var (%)	9m 2013
Revenues	5,237	+0.1%	5,233
Ebitda	1,071	+24.5%	860
Ebitda Margin	20.4%		16.4%
Net Profit	100	+37.9%	73

Statement of Financial Position (€M)	09/30/2014	Var (%)	12/31/2013
Total Assets	23,832	+12.7%	21,153
Total Equity	2,724	+43.9%	1,893
Net Corporate Debt (*)	(2,125)	+0.0%	(2,124)
Total net corporate debt / Ebitda Corporate (*)	2.1		2.2

Share Performance	9m 2014	Var (%)	9m 2013
Last Quote (€/B share) (September 30)	4.18	+94.4%	2.15
Capitalization (shares A+B) (€M) (September 30)	3,159.0	+169.5%	1,172.0
Daily average traded volume (shares A+B) (€M)	6.0	+30.4%	4.6

(*) Proforma Corporate Net Debt and Leverage Ratio sep-14 adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY

Operating Figures

•                  The international activity represents 84% of the consolidated revenues, with North America (USA & Mexico) being the leading region accounting for 36,2% of the total.

•                  The Engineering backlog as of September 30, 2014 was €7,305 M, 7% higher than backlog as of December 31, 2013.

Asset Portfolio Capacity	Sep-14	Sep-13	Var (%)
Transmission Lines (km)	5,143	1,631	+215.3%
Water Desalination (Cap. ML)	660	660	+0.0%
Cogeneration (GWh)	743	693	+7.2%
Solar Power Assets (MW)	1,223	943	+29.7%
Biofuels (ML per year)	3,175	3,175	+0.0%

2. Consolidated Income Statements

M€	9m 2014	9m 2013	Var (%)

Revenues	5,237	5,233	+0.1%
Operating Expenses	(4,166)	(4,373)	(4.7)%

Ebitda	1,071	860	+24.4%

Depreciation and amortization	(369)	(391)	(5.8)%

Net Operating Profit	702	469	+49.7%

Financial Expense, net	(687)	(419)	+64.1%

Share of (loss)/(profit) of associates	4	(3)	(226.4)%

Profit Before Income Tax	19	47	(58.6)%

Income Tax Expense	73	43	+67.5%

Profit for the year from continuing operations	92	90	+1.9%

Profit (loss) from discontinued operations, net of tax	0	0	+0.0%

Profit of the year	92	90	+2.6%

Non-controlling interest	8	(17)	n.a.

Net Income attributable to the parent company	100	73	+37.9%

Revenues

Abengoa’s consolidated sales in the nine month period of 2014 totaled €5,237 M, similar to the €5,233 M recorded for the same period in 2013, mainly due to a lower revenue in Engineering and Construction as a result of the depreciation of the USA dollar, South African rand and Brazilian real against the euro compared to the same period of the previous year, the completion of major projects, such as the Solana solar-thermal plant in the USA and the Solaben 1 and 6 solar-thermal plants in Spain, lower level of execution in projects that will end this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil or the Palmatir wind farm in Uruguay. This fall in Engineering and Construction has been compensated by higher revenues in the activity of Concession-type Infrastructures, as a consequence of the implementation of several concessions during the last quarters, such as the Manaus transmission line in Brazil and ATS transmission line in Peru, the cogeneration plant for Pemex in Mexico and Solana solar-thermal plant in the United States, among others.

Ebitda

EBITDA to 30 September 2014 was €1,071 M, an increase of 24.4% compared to the same period in 2013. This increase was primarily due to higher EBITDA figures for the three activities compared to the previous year, but especially in the Concessions activity, and due to higher margins from Bioenergy.

Net Financial Expense

Net financial expenses increased from -€419 M in the nine month period of 2013 to -€687 M during the same period in 2014. This increase was mainly due to the increase in interest expenses from loans with credit entities due to the lower capitalization of interest expenses for financing projects under construction, as a result of the entry in operations of various major projects; also due to the higher interest accrued on other debts as a consequence of the new notes issued in the last quarter of 2013 and first quarter of 2014, as well as, the negative effect on the valuation of interest rate derivatives and the change in fair value of embedded derivatives of the convertible notes.

Corporate Income Tax

Corporate income tax increased from €43 M in the nine month period of 2013 to €73 M for the same period in 2014 and was affected by various incentives for exporting goods and services from Spain; investment in R&D+i activities and the contribution to Abengoa’s profit from results from other countries; as well as existing tax legislation.

Profit for the year from continuing operations

Given all of the above, Abengoa’s income from continuing operations increased by 1.9%, from €90 M in the nine month period of 2013 to €92 M for the same period in 2014.

Profit from discontinued operations, net of tax

Includes income from Befesa sold in June 2013.

Profit for the year attributable to the parent company

The profit attributable to Abengoa’s parent company increased by 37.9% from €73 M in the nine month period of 2013 to €100 M for the same period in 2014.

3. Results by activities

	Revenues			Ebitda			Margin
M€	9m 2014	9m 2013	Var (%)	9m 2014	9m 2013	Var (%)	9m 2014	9m 2013

Engineering and Construction
E&C	3,090	3,253	(5.0)%	504	524	(3.9)%	+16.3%	+16.1%
Total	3,090	3,253	(5.0)%	504	524	(3.9)%	+16.3%	+16.1%

Concession-type infrastructures
Solar	266	210	+26.4%	182	138	+32.2%	+68.5%	+65.5%
Water	31	31	+1.8%	20	22	(8.4)%	+65.1%	+72.3%
Transmission	51	40	+27.2%	33	27	+24.0%	+64.6%	+66.3%
Cogeneration & Others	22	36	(37.9)%	4	5	(32.6)%	+16.6%	+15.3%
ABY	199	96	+108.1%	164	63	+158.4%	+82.2%	+66.2%
Total	569	413	+38.0%	403	255	+57.8%	+70.7%	+61.9%

Industrial Production
Bioenergy	1,578	1,567	+0.7%	164	81	+103.2%	+10.4%	+5.2%
Total	1,578	1,567	+0.7%	164	81	+103.2%	+10.4%	+5.2%

Total	5,237	5,233	+0.1%	1,071	860	+24.4%	+20.4%	+16.4%

Engineering and Construction

Revenues in Engineering and Construction fell by 5.0% to €3,090 M compared to the same period of the previous year, while EBITDA fell by 3.9% to €508 M year on year. The decline in sales was mainly the result of the depreciation of the Dollar, the South African Rand and the Brazilian Real against the Euro compared to the same period in 2013, various major projects coming to an end, such as the Solana solar-thermal plant in the USA and Solaben 1 and 6 in Spain; lower execution levels in projects that will be completed this year, such as the Mojave solar-thermal plant in the USA, the Norte transmission line in Brazil and the Palmatir wind farm in Uruguay.

These declines were partially offset by higher execution levels in the combined cycle plants in Mexico and the USA and new transmission lines in Brazil, as well as work on the Cerro Dominador solar-thermal project in Chile.

Concession-type infrastructures

Revenues in Concession-type Infrastructures increased by 38.0% to €569 M (€413 M in 2013) compared to the same period in 2013, while EBITDA rose by 57.8% from €255 M to €403 M for the same period. These increases were primarily driven by the commissioning of various concessions during the last few quarters (the Manaus transmission line in Brazil and the ATS line in Peru; the cogeneration plant for Pemex in Mexico; and the Solana solar-thermal plant in the USA, among others).

Industrial Production

Bioenergy revenues increased by 0.7% to €1,578 M compared to the same period in 2013. EBITDA rose from €81 M in September 2013 to €164 M in September 2014, mainly driven by higher margins in all regions during the first nine months of the year.

4. Consolidated Balance Sheet

Consolidated Balance Sheet

Assets (€M)	09/30/2014	12/31/2013

Intangible & Tangible assets	2,127	2,116
Fixed assets in projects	11,265	9,914
Investments in associates	1,148	836
Financial investments	690	761
Deferred tax assets	1,436	1,281
Non-current assets	16,666	14,908

Inventories	345	331
Clients and other receivable accounts	2,198	1,870
Financial investments	1,279	926
Cash and cash equivalents	2,971	2,952
Assets held for sale	373	166
Current assets	7,166	6,245

Total Assets	23,832	21,153

Shareholders’ Equity and Liabilities (€M)	09/30/2014	12/31/2013

Capital and reserves	1,428	1,212
Total Equity	2,724	1,893

Long-term non-recourse financing	6,480	5,736
Corporate financing	4,891	4,735
Grants and other liabilities	969	646
Provisions and Contingencies	84	78
Derivative financial instruments	395	267
Deferred tax liabilities and	372	327
Personnel liabilities	49	30
Total non-current liabilities	13,240	11,819

Short-term non-recourse financing	701	585
Corporate financing	1,496	919
Trade payables and other current liabilities	5,046	5,514
Current tax liabilities	280	247
Derivative financial instruments	44	44
Provisions for other liabilities and expenses	9	10
Liabilities held for sale	291	121
Total current liabilities	7,867	7,440

Total Shareholders’ Equity and Liabilities	23,832	21,153

5. Corporate Free Cash Flow

€M	9m 2014	Q3 2014	Q2 2014	Q1 2014

Corporate EBITDA	599	183	205	211
Net Financial Income/(Expense)	(393)	(153)	(142)	(98)
Taxes	3	3	11	(11)
Dividends from Abengoa Yield	—	—	—	—
Funds from Operations	209	33	74	102
Change in Working Capital & Others	(547)	257	(162)	(642)
Cash Flow from Operations	(338)	290	(88)	(540)
Corp. CAPEX (incl. R&D & Maint., Hugoton)	(255)	(152)	(82)	(21)
Equity Invested/Recycled in Concessions (net)	518	26	561	(69)
Corporate Net CAPEX	263	(126)	479	(90)

Corporate Free Cash Flow	(75)	164	391	(630)

Dividends Paid	(39)	—	(39)	—
Solana cash & N/R debt repayments	(98)	(98)	(333)	333
ABY IPO fees and expenses	(40)	—	(40)	—

Change in Corporate Net Debt	(252)	66	(21)	(297)

6. Significant Events Reported to the CNMV

Details of the Relevant Event corresponding to the third quarter of 2014:

•                  Written Communication of 08/08/14 Admission to trading on the Stock Exchanges of new class B shares at the end of the tenth partial conversion period.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/12/14 Half year Financial Information regarding the first half year of 2014.

•                  Written Communication of 08/13/14 Quarterly Information of the contract of liquidity of shares class B with Santander Investment Bolsa, S.V.

•                  Written Communication of 08/21/14 Quarterly Information of the contract of liquidity of shares class A with Santander Investment Bolsa, S.V.

•                  Written Communication of 09/15/14 The Composition of the Audit Committee, the Appointments and Remuneration Committee and the International Advisory Board of Abengoa, S.A.

•                  Written Communication of 09/22/14 Abengoa announces the launch of an issuance of green high yield bonds (“Green Bond”) for an amount equivalent to 500 million euros.

•                  Written Communication of 09/24/14 The first sale of assets from Abengoa to Abengoa Yield under the “Right of First Refusal Offer Agreement”.

•                  Written Communication of 09/24/14 Abengoa Greenfield, S.A., has successfully completed the pricing process of its notes.

•                  Written Communication of 01/10/14 The Company announces that has signed a syndicated loan.

7. Evolution of the share price

According to data provided by Bolsas y Mercados Españoles (BME), in the third quarter of 2014 a total of 140.952.460 Class A shares and 1.992.740.311 Class B shares in the company were traded, equivalent to an average daily trading volume of 737.970 Class A shares and 10.433.195 Class B shares, The average daily traded cash volume was €7,1 M for Class A shares and €49,2 M for Class B shares.

	Share A		Share B
Stock Price	Total	Daily	Total	Daily
Volume (thousands of shares)	140,952	737	1,992,740	10,433
In Cash (M€)	572	7	7,143	49

Quotes	Value	Date	Value	Date
Last	4.44	30 Sep	4.18	30 Sep

Maximum	5.14	23 Jun	4.73	04 Sep
Average	4.07		3.58
Minimum	2.36	03 jan	2.06	02 jan

The last price of Abengoa’s shares in the third quarter of 2014 was 4.4400 euros for Class A shares, some 83% higher than at the end of 2013; and 4,1820 euros per Class B share, 92% higher than the close of 2013.

Since its IPO in November 29, 1996, the value of the company has risen by 1,614%, which means its initial value has increased more than 16 times. The selective IBEX-35 index has risen by 132% during the same period.